UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	001-39187
CUSIP NUMBER:	18452B209

(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________

PART I – REGISTRANT INFORMATION

CleanSpark, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

10624 S. Eastern Ave., Suite A - 638

Address of Principal Executive Office (Street and Number)

Henderson, Nevada 89052

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

CleanSpark, Inc. (the “Company”) is unable to timely file, without unreasonable effort and expense, its Form 10-K for its fiscal year ended September 30, 2024 (the “Annual Report”). The Company required additional time to finalize the financial statements and other disclosures in the Annual Report, in large part as a result of delays in completing its annual financial reporting.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Gary A. Vecchiarelli	(702)	989-7692
	(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the Company’s annual report on Form 10-K for the year ended September 30, 2024 (“fiscal 2024”), the Company will report revenues of $378.9 million for fiscal 2024, representing an increase of $210.5 million, or 125%, from $168.4 million for the prior fiscal year. The Company will also report a net loss of $(145.8) million or $(0.69) basic income loss per share for fiscal 2024, compared to a net loss of $(138.1) million or ($1.30) loss per share for the prior fiscal year.

The significant increase in revenue was primarily due to increased bitcoin mining capacity, fleet efficiency and increased bitcoin valuation, partially offset by the impacts of bitcoin halving and increased difficulty in the bitcoin algorithm. The increase in net loss was primarily due to impairment on older, less efficient miners, offset by a gain on fair value of bitcoin due to the Company’s adoption of a new accounting pronouncement allowing mark to market accounting of its bitcoin holdings.

For further information, see the Company’s earnings release issued on December 2, 2024 and furnished on Form 8-K.

FORWARD LOOKING STATEMENTS

The Company’s expectations regarding the timing of the filing of its Annual Report are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. Forward-looking statements are not historical fact and are subject to certain risks and uncertainties, including, but not limited to, the Company’s or its independent registered public accounting firm’s inability to complete the work required to file the Annual Report in the time frame that is anticipated, including as a result of any issues or considerations that may be identified in the course of such completion and other risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. Except as expressly required by the federal securities laws, the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

CleanSpark, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 2, 2024	By:	/s/ Gary A. Vecchiarelli
	Name:	Gary A. Vecchiarelli
	Title:	Chief Financial Officer